Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS A MEMORANDUM EMAILED TO EMPLOYEES OF DIMON INCORPORATED

ON NOVEMBER 8, 2004]

DIMON Incorporated	Tel: 434 792 7511	[DIMON LOGO]
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

Memorandum

Date	November 8, 2004

To	All Employees

From	Brian J. Harker

Subject	Our Merger with Standard Commercial Corporation

I wanted to take this opportunity to tell you about an exciting new development for our company. This morning, we announced that DIMON has entered into an agreement to merge with Standard Commercial Corporation to form DimonStandard, a substantially stronger and more capable global tobacco leaf supplier. For full details, a copy of the press release is attached.

Our entire management team and Board of Directors are enthusiastic proponents of this merger for its ability to help us achieve our goal of driving profitable growth and building long-term value in a rapidly changing industry. We are confident that, by combining the advantages of our two well-respected companies, we will create a business that is fully in step with the evolution of our industry and our customers’ needs, with expanded capabilities in value-added services, industry-leading tobacco processing capability, information technology advancements, new product development, global agronomic programs and—most importantly—an expanded talented workforce.

This merger will also enhance our global resources, financial strength, and operational agility, while allowing us to maintain a commitment to the core values that have always guided our organization forward. Your dedication and know-how will continue to be the central components of our future success, and are deeply appreciated at every level. What this means for our employees is that – from better meeting our industry-wide global challenges, to more effectively serving our customers – a stronger combined company will create more career opportunities over the long run.

Until the merger closes, each company will continue to operate on a stand-alone basis. It is imperative that you keep focused on your responsibilities and the achievement of our objectives, although that may be difficult given the uncertainty.

Upon completion of the merger, I will serve as Chairman and CEO, and Robert “Pete” Harrison, Standard Commercial’s Chairman and CEO, will serve as President and Chief Operating Officer. Pete is expected to succeed me as CEO after two years. We will also have a deep and experienced management team that will provide solid leadership for years to come.

Capitalizing on that team, Pete and I will both oversee a joint integration team. This team will be led by and comprised of executives from both DIMON and Standard Commercial and will help determine the best means for achieving the merger’s full potential, including areas of the business where growth opportunities can be expanded, as well as plans for continuing cost savings. We are still very early in this process, but what is already clearly apparent is our shared commitment to a balanced and fair integration process that is thoughtful in its approach and timetable, and takes into account input from across our businesses. We will provide you with regular updates on the process as it proceeds forward.

I’ll close by stressing once again that this is a merger that builds on the strengths of both of our companies, and creates an even better company for the long-term. Together, over the years, the DIMON employees have built a worldwide presence and an outstanding reputation. As we move forward, I have no doubt that you will each continue to demonstrate the same dedication and excellent teamwork that have built our company’s strengths to date, as we continue to progress in the merger process.

Sincerely,

Brian Harker

Please Note:

This memorandum contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in the forward-looking statements can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.